RECEIVED

2008 FEB 21 A 9:59

Securities & Exchange Commission
Office of Intl. Corp. finance
Room 3094 - Stop 3-6 [redacted]
450 Fifth St. N.W.
Washington DC 20549
U.S.A.

08000809

February, 4th 2008

SUPPL

Dear Sirs,

Please find enclosed the documents, for the information requirements undertaken by BANKINTER, S.A., in order to maintain the granted exemptions from registration under Rule 12g 3-2 (b) of the Securities Exchange Act. of 1934.

Attached reports of 2007

- 2007 full year Financial Summary.
- 2007 full year Results Presentation.
- Third 2007 Interim Dividend
- Communications made to the Spanish Stock Exchange regulator (CNMV) with regard to the decision taken by the Board of Directors for the early amortization of employee convertible bonds.

Yours sincerely,

PROCESSED
FEB 22 2008
THOMSON
FINANCIAL

Jacobo Diaz
Chief Financial Officer
P.O.

If you need further information about us visit:
https://www.ebankinter.com/webcorporativa



Financial Summary

4th quarter · December 2007

A bank with values

bankinter.

01. Financial highlights

			Variation	
Balance sheet	**12/31/2007**	**12/31/2006**	**Amount**	**%**
Total assets	49,648,680	46,075,769	3,572,911	7.75
Credit facilities and loans	37,580,125	31,653,807	5,926,318	18.72
Credit facil. and loans ex-securitization	39,923,558	34,416,012	5,507,546	16.00
Customer funds	38,774,288	32,683,580	6,090,708	18.64
Off-balance-sheet managed funds	11,350,919	11,499,765	-148,846	-1.29
Earnings				
Net interest income	587,894	473,634	114,260	24.12
Ordinary Income	949,854	819,602	130,252	15.89
Operating income	430,376	411,646	18,730	4.55
Income before taxes	484,462	316,336	168,126	53.15
Net income attributed to the Group	361,863	208,490	153,374	73.56
Ratios				
Nonperfor. loans/ total risk expos. ex-securit. (%)	0.36	0.25	0.11	45.02
Recorded allowance/nonperforming loans (%)	370.25	569.91	-199.66	-35.03
Cost to income (%)	53.94	49.08	4.86	9.89
ROE (%)	23.46	14.94	8.52	57.03
ROA (%)	0.75	0.48	0.27	56.03
Capital ratio (%)	9.55	10.03	-0.48	-4.79
Tier 1 capital (%)	6.32	6.86	-0.54	-7.87
Bankinter shares				
Number of shares	396,876,110	392,925,220	3,950,890	1.01
Closing price	12.55	11.92	0.63	5.29
EPS. Earnings per share (euros)	0.92	0.54	0.38	71.64
DPS. Dividend per share (euros)	0.29	0.25	0.04	14.17
Branches and centers				
Number of branches	360	332	28	8.43
Commercial management centers				
Corporate Business Units	51	50	1	2.00
SME Business Units	161	124	37	29.84
Private Banking Centers	47	41	6	14.63
Corporate Partnerships	552	527	25	4.74
Number of agents	996	1,003	-7	-0.70
Telephone banking and Internet	3	3	0	0.00
Headcount				
Number of employees (*)	4,530	3,981	549	13.79

(*) full-time equivalent

02. Introduction

The Bankinter Group reported record profit at 2007 year-end, in line with the positive trend shown, quarter by quarter, throughout the year. These data are especially laudable given the difficulties and uncertainties generated in the markets due to the liquidity crisis that started in August 2007 and which, although a crisis of confidence rather than one justified by a different macroeconomic environment, has undoubtedly had an impact, to a greater or lesser extent, on corporate results.

Accordingly, the Bank's net profit amounted to EUR 361.86 million, a 73.56% increase with respect to 2006 year-end. Profit before tax amounted to EUR 484.46 million, up 53.15%. This profit takes into account the non-recurring income already presented in previous quarters: the sale to Mapfre of 50% of the life insurance business, which gave rise to gains after tax of EUR 114.8 million, and the inclusion of the 50% interest in the joint venture formerly held by Capital One. As a result, the Bank's net profit ex-one-time items was EUR 272.2 million, representing a 31% increase on 2006. Pre-tax profit ex-one-time items increased by 20.2% on 2006 to EUR 380.30 million.

Bankinter achieved strong growth in its customer business and its habitual strength in its recurring income, as evidenced by data such as net interest income, which amounted to EUR 587.89 million, up 24.12% on the year-ago period, and fee and commission income, which contributed EUR 244.15 million to the income statement (up 12.45% on 2006).

Although all customer business segments reported substantial increases in profit, particularly noteworthy were the segments which Bankinter considers to be strategic and in which the Bank continued to invest substantially throughout the year: SMEs and the high net worth customer segments, Private Banking and Personal Finance. Additionally, this trend was also apparent in the products that offer greater added value to the customer: insurance, equities and hedging products, in which profit before tax increased by 15%, 14% and 76%, respectively.

In the SME segment, profit after tax rose by 41.90%, and lending increased by 23.4%, customer funds by 21.8% and active customers by 17%. In Private Banking and Personal Finance, profit after tax was up 27.8% and 29.2%, respectively, on the year-ago period. These two segments reached record highs in terms of both the number and growth of new customers. In this respect, the Bank attracted 46.7% more high-income customers than in 2006, who accepted the high level of quality of Bankinter's value proposal.

This variable -the quality of service provided-, was one of the factors underpinning the business and earnings performance. In this respect, the Bank remains far above the average for the industry with a Net Satisfaction Index (ISN) 6 points above the quality indicator for other banks.

At the same time, in order to continue with the sound management of the various businesses, there was a sizeable increase in the number of the Bank's employees, which at the end of the first quarter totalled 4,530, up 13.8% on 2006.

The Bank's commercial network comprised a total of 619 branches at year-end, 13.2% more than at 2006 year-end.

Margins and earnings

Growth was reported in all the aggregates in Bankinter's balance sheet. Total assets rose 7.75% to EUR 49,649 million at year-end. Customer funds amounted to EUR 38,774 million at year-end, up 18.64%. The Bank's loans and receivables, which totalled EUR 37,580 million, grew by 18.72% with respect to 2006. Ex-securitisation investments totalled EUR 39,923 million, up 16%.

The Bank's income statement for the period ended 31 December 2007 also showed increases in all the margins. Particularly worthy of note is the strength of net interest income, which grew by 24.12%, while gross income increased by 15.89% and net operating income by 4.55%.

Non-performing loans amounted to EUR 155.27 million, equivalent to 0.36% of the Bank's computable risk assets, which is much lower than the level for the industry as a whole. Similarly, the ratio of the recognised allowance to non-performing loans stood at 370%. Total loan loss allowances increased by 8.18% with respect to 2006. These figures confirm the high credit quality of the Group's loan portfolio and its solvency, both of which are based on its now traditional in-house risk analysis, acceptance and automatic management systems, portfolio diversification, reduced exposure to the real-estate development business, conservative loan loss provisions and a virtually zero exposure to country risk.

Earnings per share stood at EUR 0.92, up 71.64% on 2006 year-end.

As for dividends, on 5 January 2008 Bankinter paid the third 2007 interim dividend of EUR 0.075831 per share, a 15% increase with respect to the third 2006 dividend.

All of the aforementioned data, and the other data contained in this report, are provisional results and, therefore, are pending the preparation of the financial statements by the Board of Directors and the subsequent definitive approval thereof by the Annual General Meeting.

03. Quality of service

ISN satisfaction scale	
>85	Excellent
75-85	Good
60-75	Fair
<60	Poor

By segments


85
84
83
82
81
80
79
78
77
76
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
Corporate Banking
Individuals
Small Business
Private Banking
Non-residents

By distribution channel


81
79
77
75
73
71
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
Corporate partnerships
Agent Network
Branch Network
Internet Office
Telephone Branch

04. Customer activity



Once again Bankinter has demonstrated that its multi-channel strategy continues to be an indispensable tool for the Bank's customers in their day-to-day transactions: 65.45% of customers use more than one channel in their dealings with the Bank, and the Internet is the most widely used channel, with 55.69% of total transactions.

In 2007, the Bank's customers performed a total of 1,331.1 million transactions, of which 732.1 million were performed through the Internet, which illustrates the high level of customer confidence in this channel.

This quarter Bankinter was 6.03 points above the market average in terms of quality, with a Net Satisfaction Rate (ISN) of 76.75.

Of all the Bank's networks, the Agent Network was the most appreciated by the customers, with an ISN score of 78.69, which represents a high degree of satisfaction. Foreign Customers is the customer segment that enjoys the highest customer perception, with an ISN of 84.31, which borders on excellence.

Cross-selling in December 2007 reached 6.49 products per customer, which represents an increase on the year-ago period.

Evolution of transactions by channel (%)


100
80
60
40
20
0
40%
55.6%
29.5%
2000
2002
2004
2006
4Q 2007
Cellular phones
Cards
Internet
Telephone Banking
Electronic Banking
Branch Network

Use of channels


38%
26%
36%
1 channel
2 channels
3 channels

Products by customer


Numbers of products
6.5
6.4
6.3
6.2
6.1
6.45
6.49
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007

Churn rate


% Annual Rate
8
7
6
5
4
6.85
7.24
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007

05. Balance sheet

	12/31/2007	12/31/2006	Var. 12/31/2007-12/31/2006 Amount	%
Assets				
Cash on hand and on deposits at central banks	946,486	539,178	407,308	75.54
Trading portfolio	1,669,865	2,760,202	-1,090,337	-39.50
Available for sale portfolio	3,747,014	4,491,562	-744,548	-16.58
Loans	42,393,702	37,227,707	5,165,995	13.88
Due from banks	4,414,853	5,387,117	-972,264	-18.05
Customer loans	37,580,125	31,653,807	5,926,318	18.72
Other assets	398,724	186,783	211,941	113.47
Hedge derivatives and macro-derivatives	68,443	79,848	-11,405	-14.28
Other assets available for sale	4,493	3,965	528	13.32
Affiliates	154,617	106,539	48,078	45.13
Intangible assets	371,578	346,931	24,647	7.10
Accrual accounts	292,482	519,837	-227,355	-43.74
Total assets	**49,648,680**	**46,075,769**	**3,572,911**	**7.75**
Equities and liabilities				
Liabilities				
Trading portfolio	927,436	2,564,128	-1,636,692	-63.83
Financial liabilities at amortized costs	46,250,570	40,609,362	5,641,208	13.89
Due to banks	6,263,232	6,972,276	-709,044	-10.17
Customer deposits	22,540,818	18,409,659	4,131,159	22.44
Marketable debt securities	16,233,470	14,273,921	1,959,549	13.73
Subordinated debt	571,575	594,162	-22,587	-3.80
Other liabilities	641,475	359,344	282,131	78.51
Hedge derivatives and macro-derivatives	22,028	907	21,121	2328.67
Write-offs and provisions	149,989	651,502	-501,513	-76.98
Accrual accounts	204,431	317,757	-113,326	-35.66
Capital with nature of financial liabilities	348,809	347,511	1,298	0.37
Total liabilities	**47,903,263**	**44,491,167**	**3,412,096**	**7.67**
Equity				
Equity adjustments due to valuation	-32,561	23,932	-56,493	-236.06
Equity	1,777,978	1,560,670	217,308	13.92
Total equity	**1,745,417**	**1,584,602**	**160,815**	**10.15**
Total equity and liabilities	**49,648,680**	**46,075,769**	**3,572,911**	**7.75**

06. Customer funds and lending

	12/31/2007	12/31/2006	Var. 12/31/2007 - 12/31/2006 Amount	%
Customer funds				
Customer deposits	**22,540,818**	**18,409,659**	**4,131,159**	**22.44**
Government entities	348,384	394,997	-46,613	-11.80
Residents	21,284,937	17,471,296	3,813,641	21.83
Demand deposits	8,672,294	8,339,037	333,257	4.00
Savings deposits	98,250	114,244	-15,994	-14.00
Time deposits	5,625,991	3,476,024	2,149,967	61.85
Secur. sold under repurchase agreement	6,888,402	5,541,991	1,346,411	24.29
Nonresidents	755,379	467,057	288,322	61.73
Adjustments due to valuation	152,118	76,309	75,809	99.34
Marketable debt securities	16,233,470	14,273,921	1,959,549	13.73
Total	**38,774,288**	**32,683,580**	**6,090,708**	**18.64**
Off-balance-sheet managed funds	**11,350,919**	**11,499,765**	**-148,846**	**-1.29**
of which:				
Mutual funds	8,290,908	8,920,220	-629,312	-7.05
Pension funds	1,177,459	1,068,630	108,829	10.18
Credit facilities and loans				
Lending to government entities	59,548	42,949	16,599	38.65
Lending to residents	36,869,762	31,244,308	5,625,454	18.00
Commercial bills	1,672,156	1,710,308	-38,152	-2.23
Secured loans	25,975,093	22,071,048	3,904,045	17.69
Leasing	1,426,210	1,160,431	265,779	22.90
Other credit facilities	7,796,303	6,302,521	1,493,782	23.70
Lending to nonresident borrowers	969,163	716,268	252,895	35.31
Nonperforming loans	153,728	91,582	62,146	67.86
Subtotal	**38,052,201**	**32,095,107**	**5,957,094**	**18.56**
Loan loss allow. (excl. off-balance-sheet risks)	541,380	499,363	42,017	8.41
Other adjustements due to valuation	69,304	58,063	11,241	19.36
Total	**37,580,125**	**31,653,807**	**5,926,318**	**18.72**
Total ex-securitization	**39,923,558**	**34,416,012**	**5,507,546**	**16.00**

07. Analysis of credit risk



	12/31/2007	12/31/2006	Variation Amount	Variation %
Risk exposure ex securitization	42,998,689	37,448,141	5,550,548	14.82
Total nonperforming balance	155,269	93,243	62,026	66.52
Total allowances	574,884	531,403	43,481	8.18
Mandatory allowances	574,884	531,403	43,481	8.18
Generic	523,191	500,141	23,050	4.61
Specific	51,693	31,262	20,431	65.35
% Nonperf. loans/Total risk exposure (ex securit.)	0.36	0.25	0.11	45.02
% Nonperforming loans/Total risk exposure	0.38	0.27	0.11	40.74
% Nonperforming mortgages/Total mortgages	0.18	0.12	0.06	46.10
% Recorded alowance/Nonperforming loans	370.25	569.91	-199.66	-35.03
% Recorded alowance/unsecured nonperforming	295.53	418.35	-122.82	-29.36

Nonperforming loans and allowances


Allowances
Nonperforming loans
Millions of euros
610
550
490
430
370
310
250
190
130
70
531.40
574.88
93.24
155.27
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007

Variation in recorded allowance/nonperforming loans


%
590
560
530
500
470
440
410
380
350
569.91
370.25
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007

08. Comparative income statements

	2007		2006		Variation	
	Amount	% s/ATA	Amount	% s/ATA	Amount	%
Interest revenue	2,152,135	4.47	1,455,871	3.37	696,264	47.82
Interest expense	-1,583,575	-3.29	-998,591	-2.31	-584,984	58.58
Interests on preference shares	-15,182	-0.03	-11,139	-0.03	-4,043	36.30
Revenue from equity portfolio	19,334	0.04	16,354	0.04	2,980	18.22
Net interest income	**587,894**	**1.22**	**473,634**	**1.09**	**114,260**	**24.12**
Equity accounting	41,153	0.09	29,623	0.07	11,530	38.92
Fees and commissions	244,149	0.51	217,119	0.50	27,030	12.45
Insurance activity	2,588	0.01	1,694	0.00	894	52.77
Trading income	74,070	0.15	97,532	0.23	-23,462	-24.06
Ordinary income	**949,854**	**1.97**	**819,602**	**1.89**	**130,252**	**15.89**
Personnel expenses	-298,294	-0.62	-227,336	-0.53	-70,958	31.21
General and administrative costs	-214,036	-0.44	-174,940	-0.40	-39,096	22.35
Depreciation and write-downs	-24,978	-0.05	-24,151	-0.06	-827	3.42
Other operating items	17,830	0.04	18,471	0.04	-641	-3.47
Operating income	**430,376**	**0.89**	**411,646**	**0.95**	**18,730**	**4.55**
Write-off and provisions	-75,633	-0.16	-96,898	-0.22	21,265	-21.95
General allowances	11,575	0.02	-5,892	-0.01	17,467	-296.45
Other results	118,144	0.25	7,480	0.02	110,664	1,479.47
Income before taxes	**484,462**	**1.01**	**316,336**	**0.73**	**168,126**	**53.15**
Corporate income tax	-122,599	-0.25	-107,846	-0.25	-14,752	13.68
Income after taxes attibuted to the group	**361,863**	**0.75**	**208,490**	**0.48**	**153,374**	**73.56**
ATA	**48,126,612**		**43,264,333**		**4,862,279**	**11.24**

Income attributed to the Group


180
165
150
135
120
105
90
75
60
45
30
Millions of euros
31.44
47.26
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007

09. Quarterly statements of income

		Variation					
	4Q 07	4Q07/4Q06	4Q07/3Q07	3Q 07	2Q 07	1Q 07	4Q 06
Interest revenue	603,186	36.28	7.79	559,615	514,552	474,782	442,608
Interest expense	-461,243	46.54	12.82	-408,825	-374,785	-338,722	-314,756
Interests on preference shares	-3,474	-18.20	0.09	-3,471	-3,431	-4,806	-4,247
Revenue from equity portfolio	6,466	249.32	129.53	2,817	2,979	7,072	1,851
Net interest income	**148,409**	**14.42**	**-3.38**	**153,607**	**142,746**	**143,132**	**129,703**
Equity accounting	11,687	87.26	11.71	10,462	9,110	9,894	6,241
Fees and commissions	61,954	3.61	1.89	60,807	61,814	59,574	59,794
Insurance activity	0	-100.00	-	0	980	1,608	1,869
Trading income	16,464	-16.31	69.38	9,720	25,624	22,262	19,672
Ordinary income	**238,514**	**9.77**	**1.67**	**234,596**	**240,274**	**236,470**	**217,279**
Personnel expenses	-78,162	25.01	11.11	-70,348	-89,847	-59,937	-62,523
General and administrative costs	-68,471	32.97	40.12	-48,866	-51,741	-44,958	-51,494
Depreciation and writte-downs	-7,074	6.55	10.60	-6,396	-6,074	-5,434	-6,639
Other operating items	5,004	-9.43	36.65	3,662	4,906	4,258	5,525
Operating income	**89,811**	**-12.08**	**-20.27**	**112,648**	**97,518**	**130,399**	**102,148**
Write-off and provisions	-28,795	-7.84	976.85	-2,674	-29,489	-14,675	-31,244
General allowances	6,978	-197.28	-2,329.39	-313	230	4,680	-7,173
Other results	-1,716	-181.02	-91.80	-20,927	141,035	-248	2,118
Income before taxes	**66,278**	**0.65**	**-25.31**	**88,734**	**209,294**	**120,156**	**65,849**
Corporate income tax	-19,020	-44.72	-24.73	-25,269	-43,321	-34,989	-34,406
Income after taxes attibuted to the group	**47,258**	**50.30**	**-25.54**	**63,465**	**165,973**	**85,167**	**31,443**
ATA	**50,201,543**			**48,102,916**	**47,527,508**	**46,635,557**	**46,307,325**

Ordinary income


250
240
230
220
210
200
190
Millions of euros
217.28
238.51
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007

Operating income


135
130
125
120
115
110
105
100
95
90
85
Millions of euros
102.15
89.81
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007

10. Fees

	12/31/2007	12/31/2006	Variation Amount	Variation %
Fees paid				
Fees paid to other banks	21,422	17,672	3,750	21.22
Fees paid to agents. virtual banking	55,612	52,174	3,438	6.59
Total fees paid	**77,034**	**69,846**	**7,188**	**10.29**
Fees received				
Guarantee and L/C	19,569	16,796	2,773	16.51
Foreign exchange	8,521	7,341	1,180	16.07
Payment and collection services	71,778	69,352	2,426	3.50
Commercial bills	19,864	16,737	3,127	18.68
Sight accounts	9,512	9,464	48	0.51
Debit and credit cards	32,626	33,546	-920	-2.74
Checks	1,871	1,922	-51	-2.65
Payment orders	7,905	7,683	222	2.89
Brokerage services	66,323	51,228	15,095	29.47
Underwritting and management fees	23,477	13,498	9,979	73.93
Buy/sell orders	19,692	16,974	2,718	16.01
Custody and administration	23,154	20,756	2,398	11.55
Non-banking financial products	100,471	97,576	2,895	2.97
Mutual funds	76,390	78,377	-1,987	-2.54
Pension funds	9,075	12,547	-3,472	-27.68
Insurance	15,007	6,652	8,355	125.61
Other fees	54,521	44,672	9,849	22.05
Total fees received	**321,183**	**286,965**	**34,218**	**11.92**
Fees and commissions net	**244,149**	**217,119**	**27,030**	**12.45**

11. Yields and costs

	12/31/2007		12/31/2006	
	weighting	rate	weighting	rate
Cash on hand and on deposit at Central Bank	0.96	3.10	0.89	2.03
Due from banks	11.69	3.93	10.54	2.80
Credit facilities and loans (a)	71.43	4.83	66.42	3.75
Debt securities	11.03	3.97	15.88	3.50
Equity portfolio	0.97	4.14	1.05	3.61
Average earnings assets (b)	**96.08**	**4.70**	**94.78**	**3.59**
Other assets	**3.92**		**5.22**	
Average total assets	**100.00**	**4.51**	**100.00**	**3.40**
Due to central banks	0.41	4.68	0.33	2.75
Due to banks	15.05	3.77	19.83	2.99
Money market trans. through counterparties	0.10	3.61	0.29	2.53
Customer funds (c)	74.85	3.50	68.45	2.40
Customer deposits	42.96	2.92	38.61	1.90
Marketable debt securities	31.89	4.29	29.84	3.05
Subordinated liabilities	1.25	4.82	1.13	4.36
Capital with nature of financial liabilities	0.72	4.35	0.80	3.21
Average interest bearing funds (d)	**92.38**	**3.56**	**90.83**	**2.54**
Other liabilities	7.62		9.17	
Average total funds	**100.00**	**3.29**	**100.00**	**2.31**
Customer spread (a-c)		**1.33**		**1.35**
Net interest margin (b-d)		**1.13**		**1.05**

12. Quarterly yields and costs

	4Q07		3Q07		2Q07		1Q07		4Q06	
	weight.	rate	weight.	rate	weight.	rate	weight.	rate	weight.	rate
Cash on hand and on deposit at central bank	0.92	3.49	0.98	2.88	0.94	3.26	1.01	2.78	0.89	2.71
Due from banks	11.15	4.05	12.52	4.06	12.10	3.89	10.99	3.70	11.60	3.32
Credit facilities and loans (a)	73.55	5.14	73.49	4.93	70.03	4.69	68.38	4.51	66.28	4.16
Debt securities	10.42	4.16	8.64	4.03	11.37	3.93	13.87	3.81	15.46	3.69
Equity portfolio	0.66	7.74	0.89	2.60	1.19	2.11	1.17	5.26	0.92	1.72
Average earnings assets (b)	**96.69**	**4.98**	**96.52**	**4.81**	**95.63**	**4.57**	**95.42**	**4.39**	**95.16**	**4.00**
Other assets	3.31		3.48		4.37		4.58		4.84	
Average total assets	**100.00**	**4.82**	**100.00**	**4.64**	**100.00**	**4.37**	**100.00**	**4.19**	**100.00**	**3.81**
Due to central banks	1.44	4.71	0.11	4.26	0.00	0.00	0.00	0.00	0.30	3.36
Due to banks	11.40	3.87	13.08	3.98	17.10	3.80	19.02	3.51	21.21	3.31
Money market transactions through counterparties	0.12	4.15	0.03	4.02	0.12	3.83	0.13	2.74	0.30	3.16
Customer funds (c)	78.01	3.92	77.18	3.59	72.99	3.33	70.85	3.09	67.89	2.81
Customer deposits	43.94	3.27	44.37	3.03	42.68	2.79	40.70	2.53	38.39	2.27
Marketable debt securities	34.07	4.75	32.81	4.34	30.31	4.10	30.15	3.85	29.51	3.50
Subordinated liabilities	1.16	5.11	1.20	4.80	1.34	4.76	1.30	4.60	1.21	4.44
Capital with nature of financial liabilities	0.69	3.95	0.73	3.95	0.73	3.94	0.75	5.59	0.75	4.85
Average interest bearing funds (d)	**92.82**	**3.93**	**92.34**	**3.65**	**92.27**	**3.43**	**92.05**	**3.20**	**91.67**	**2.94**
Other liabilities	7.18		7.66		7.73		7.95		8.33	
Average total funds	**100.00**	**3.65**	**100.00**	**3.37**	**100.00**	**3.16**	**100.00**	**2.95**	**100.00**	**2.70**
Customer spread (a-c)		**1.22**		**1.34**		**1.36**		**1.42**		**1.36**
Net interest margin (b-d)		**1.06**		**1.15**		**1.14**		**1.19**		**1.06**

Evolution Customer spread


1.45
1.40
1.35
1.30
1.25
1.20
Annualized Quarterly rate
1.36
1.22
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007

Return on lending and Cost of customer funds


6
5
4
3
2
1
Annualized Quarterly rate
5.14
4.16
3.92
2.81
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
Rendimiento del crédito
Coste de recursos de clientes

13. Contribution by business area

Net profit

73.6%

increase of on 2006

	12/31/2007	12/31/2006	Variation Amount	Variation %
Customers business divisions	305,046	236,009	69,037	29.25
Personal Finance	33,014	25,542	7,471	29.25
Private Banking	57,498	44,983	12,515	27.82
Corporate Banking	68,755	52,439	16,316	31.11
Individuals	86,930	71,830	15,100	21.02
Small and Medium Size Companies	49,602	34,955	14,647	41.90
Non-Residents	9,248	6,259	2,989	47.75
Capital Markets	37,668	31,603	6,065	19.19
Other businesses	150,369	46,422	103,947	223.92
General allowances	-30,524	-57,013	26,490	-46.46
Corporate Center	-100,697	-48,530	-52,167	107.49
Income after taxes attrib. to the group	**361,863**	**208,490**	**153,373**	**73.56**
Pro-memoria:				
Asset management fees	85,362	85,856	-494	-0.58

Increase of Net profit (%)

Individuals	Personal Finance	Private Banking	Small and Medium Size Companies	Corporate Banking	Non-Residents
21.0	29.2	27.8	41.9	31.1	47.7

14. Shareholders equity and rating

	12/31/2007	12/31/2006	Variation Amount	Variation %
Paid-in capital and reserves	1,802,466	1,534,882	267,584	17.43
Capital with nature of financial liability	343,165	343,165	0	0.00
Revaluation reserve	-102,431	-104,147	1,716	-1.65
Treasury stock	-55,754	-1,048	-54,706	-
Intangible assets	-86,235	-48,829	-37,406	76.61
Tier 1	**1,901,211**	**1,724,023**	**177,188**	**10.28**
Revaluation reserve	102,431	104,147	-1,716	-1.65
Subordinated debt financing	537,851	498,597	39,254	7.87
Recorded general loan loss allowance	366,234	313,952	52,282	16.65
Other deductions	-33,624	-119,467	85,843	-71.86
Tier 2	**972,892**	**797,229**	**175,663**	**22.03**
Total Equity	**2,874,103**	**2,521,252**	**352,851**	**14.00**
Risk-weighted assets	**30,089,988**	**25,116,180**	**4,973,808**	**19.80**
Tier 1 (%)	**6.32**	**6.86**	**-0.54**	**-7.87**
Tier 2 (%)	**3.23**	**3.17**	**0.06**	**1.89**
Capital ratio (%)	**9.55**	**10.03**	**-0.48**	**-4.79**
Excess	**466,904**	**511,958**	**-45,054**	**-8.80**

Ratings

	Short term	Lomg term	Outlook
Moody's	P-1	Aa3	Stable
Standard & Poor's	A1	A	Positive

15. Variation in net worth

	2007	2006
Balance at January 1	**1,584,602**	**1,447,831**
Dividends	-114,171	-99,536
Capital increase	24,043	20,071
Reserve - available-for-sale	-56,493	-38,306
Income for the year	361,863	208,490
Other variations	-54,427	46,052
Balance at December 31	**1,745,417**	**1,584,602**

16. Cash flow statement

	2007	2006
Cash and Cash Equivalents Balance at January 1	**539,178**	**435,916**
Net cash flow - operating activities	453,176	-25,589
Net cash flow - investment activities	133,468	-43,593
Net cash flow - financing activities	-179,336	172,444
Cash and Cash Equivalents Balance at December 31	**946,486**	**539,178**



17. Creation of shareholder value

Period per share data (euros)	
Earnings per share	0.92
Diluted earnings per share	0.89
Dividend per share	0.29
Book value per share	4.45
Price at beginning of year	11.92
Low	9.55
High	14.94
Closing price	12.55
Appreciation in last quarter (%)	24.13
Appreciation in last 12 months (%)	5.29
Stock market ratios	
Price/Book value (times)	2.82
PER (price/earnings. times)	13.62
Dividend yield (%)	2.30
Number of shareholders	79,529
Number of shares	396,876,110
Number of shares held by nonresidents	94,673,808
Average daily trading (number of shares)	3,862,873
Average daily trading (thousands of euros)	44,458

Variations in earnings and dividend per share


0.50
0.40
0.30
0.20
0.10
0.00
Euros
0.08
0.07
0.12
0.08
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007
EPS
DPS

Bankinter's market capitalization trend


5,400
5,250
5,100
4,950
4,800
4,650
4,500
4,350
4,200
4,050
3,900
Millions of euros
4,683.67
4,980.80
4Q 2006
1Q 2007
2Q 2007
3Q 2007
4Q 2007

18. People

Number of employees (%)

13.8

increase of on 2006

	12/31/2007	12/31/2006	Variation Amount	Variation %
Number of employees (*)	4,530	3,981	549.00	13.79
Average length of service of employees (in years)	9.56	10.27	-0.71	-6.91
Average age (in years)	35.95	36.50	-0.55	-1.51
Employee distribution by gender (%)				
Men	51.79	53.10	-1.31	-2.47
Woman	48.21	46.90	1.31	2.80
Internal job rotation (%)	29.95	34.46	-4.51	-13.10
External turnover (%)	10.53	9.74	0.79	8.11
Empl. with univ. degrees and postgrad. studies (%)	72.56	71.94	0.62	0.86

(*) Full-time equivalent

(*) Moving average for the last twelve months.



19. Quarterly events

Social Action And Environmental Issues
In December Bankinter and the ONCE Foundation presented the "Accessibility to Financial Services Guide", a manual whose objectives are, on the one hand, to illustrate the needs of disabled persons in terms of accessibility to financial services and the difficulties they encounter in their habitual dealings with financial institutions, and, on the other, to systematise the good practices to be followed by banks and savings banks to offer this type of services under equal conditions for all. As a case study, this Guide details the projects on which Bankinter has been working for some time and which represent an example and point of reference for the rest of the industry.

In a similar vein, Bankinter has made two of the Bank's online services fully accessible: mortgage transactions and the Financial Aggregator. The latter initiative is particularly noteworthy, since in practice it involves disseminating financial accessibility through the Internet to all banks and savings banks, thereby generalising an activity -that of accessing accounts on line- which to date could only be performed at banks which had previously made their websites accessible.

Proof of the Bank's commitment to the environment is that it obtained the environmental management system certification, AENOR Standard ISO 14.001:2004, for the emblematic building that is the Bank's headquarters, located in Madrid's Paseo de la Castellana. This environmental management system has been subject to a rigorous and methodological audit process, following which the certifying entity did not detect any Non-conformity and, accordingly, granted the certification.

Awards And Acknowledgements
Bankinter was selected this quarter as one of the 63 top companies to work in Spain, in a study performed by the international organisation CRF, in cooperation with Accenture. This study, which has been carried out for several years in various countries, was based on the following five selection criteria: working conditions, work environment and culture, social commitment, development of talent and focus on innovation.

Bankinter's call centre was awarded the prize for excellence as the best call centre in the banking industry as part of the 8th edition of the now traditional Golden Call Centre Awards, at which Bankinter also obtained the Golden Customer Care Centre Award for the best human resources management at a customer care centre. These two awards placed Bankinter's Telephone Banking, which celebrates its 15th anniversary this year, at the pinnacle of quality within Spain's financial services industry.

Innovation
This quarter Bankinter entered into a cooperation agreement with KPN, the largest wireless telephony operator in the Netherlands, whereby the Bank is implementing an innovative wireless telephony services distribution plan that will enable it to provide its customers with an integrated fully personalised telephony and banking service offering with the Bank's standards of quality.

Taking advantage of the deregulation of the telecommunications market, the Bank seeks, by means of the aforementioned agreement, to make the telephone more than a mere communication tool. Also, Bankinter hopes to revolutionise the current virtual wireless telephony model, with a proposal that differs greatly from that currently in place.

Products And Services
Under the commercial name of 'Pias Gestión Dinámica', Bankinter Seguros de Vida launched its first individual systematic savings plan (PIAS) -a new savings product with excellent tax advantages that supplements the Bank's product offering. This life insurance product focuses on savings with additional coverage in the event of death, and is designed on the basis of a unit-linked structure so that the customer can change his investment without fiscal implications and distribute his contributions in accordance with the diversification strategy that he deems most appropriate at any time.

Also this quarter, the Bank started to market a new structured deposit product line known as "DepoClips". The Bank has already launched two DepoClips on the market: "DepoClip Triple Ocasión" and "DepoClip Eurostoxx", both of which are short-term products which guarantee to refund the full amount of the capital invested on maturity and returns are tied to sound underlyings.

Bankinter SA
Paseo de la Castellana, 29
28046 Madrid (Spain)
T. +34 913 397 500
F. +34 913 398 323
Telex. 42760 BANKI E
Swift: BKBK ES MM

www.bankinter.com


2007
bankinter

BANKINTER presents its financial statements following format and criteria stated by Circular of Banco de España 4/04

BANKINTER cautions that this presentation contains forward looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to (1) general market, macro-economic, governmental and new regulations, (2) movements in local and international securities markets, currency exchange rates, and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated could adversely affect our business and financial performance contained in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America.

bankinter

Business

- +24,9% EVA client business
- +10,5% Active clients
- 22,3% (+2,8) ROE with clients

Business

- 134M€ PBT Affluents +23%
- 72M€ PBT SME's +35%

Business

- 67M€ PBT Insurance +15%
- 43M€ PBT Brokerage +14%
- 47M€ PBT "Clips" +75%

Results

- +24,1% NII
- +12,4% Fees
- +73,6% (30,6% ex "one offs") Net Income

Solvency

0,36%
NPL

370%
Coverage ratio

1 Business 2007

bankinter

2007 results confirm the strength of the business with clients

EVA contribution by business (million €)



+24,9
259
93
97
323
122
117
Enterprises
Affluents
Individuals
Dec 06'
Dec 07'

bankinter

and the greater diversification of income

Ordinary margin from business with clients by product type (million €)



+24,6
731
261
160
199
911
327
220
245
Services and other
Deposits
Other loans
Mortgages
Dec 06'
Dec 07'

bankinter

Reaching a new record in client acquisition

Number of clients acquired (thous.)



172
182
Dec 06'
Dec 07'
+5,6
745K
Active clients

bankinter

Thanks to our sustained leadership in quality of service,

Quality of service indicator (ISN)



77,76
76,75
+6,45
+6,03
71,31
70,72
Sector
Bankinter

bankinter

... our multichannel strategy

Servicio Videollamada

Evolution of transactions by channel
(in %)



'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07
Branches Elect. B. Teleph. B. Internet Cards Mobile

bankinter.

... and the intelligent application of technology to the business

Increase in the profitability of a private banking client depending on the number of CRM sales



+8%
+18%
+27%
No CRM
1 CRM sale
2 CRM sales

bankinter.

... that allow us to maximize the relationship with our clients



6,49

bankinter

1. Affluents
2. SME's
3. Added Value Products

Standing Out

1. Affluents

2. SME's
3. Added Value Products

bankinter

We have laid the foundations for a unique and integrated business of high added value

60 +26% Clients (Thous.)	47 +15% Specialized centers	252 +52% People
7,3 Products per client	187 Av. liabilities (Thous. €)	3,5 Churn rate (in %)

bankinter.

... that shows solid growth in results

Affluents Profit & Loss Account (thous. €)

P&L	Accum. Dec '07	Dif. €	Dif. %
NII and trading income	88.016	26.576	43,3
Net fees	108.134	14.669	15,7
Ordinary income	196.150	41.245	26,6
Operating costs	(61.704)	(16.012)	35,0
Operating income	134.446	25.233	23,1
Loan loss allowances (specific)	(74)	143	(65,8)
Other	(745)	(227)	(43,5)
PBT	133.622	25.150	23,2

bankinter

Investment efforts are shown in the ROE and efficiency ratio evolution



Evolution of ROE in Affluents (in %)
Evolution of the efficiency ratio in Affluents (in %)
-4,1
+2,0
53,7
49,5
29,5
31,5
Dec 06'
Dec 07'
Dec 06'
Dec 07'

bankinter

and have allowed to reach record levels of client acquisition and value creation



470M€
Additional NPV acquired in '07

bankinter

Standing Out

1. Affluents

2. SME's

3. Added Value Products

bankinter

Bankinter, the bank that shows greater growth in SME's since 2005



LA CAIXA Y BANKINTER SON LAS ENTIDADES QUE MÁS CRECEN EN LOS ÚLTIMOS DOS AÑOS
Market Share
2005
5,3%
2007
9,4%

bankinter Source: Expansión

We have built a business with a different value proposition

78 +17%	161 +30%	700 +22%
Clients (Thous.)	SME centres	People
5,6	79	78
Products per client	Remote transactions (%)	Quality (ISN)

bankinter

able to self finance growth and improve profitability and efficiency

Evolution of ROE in SME's (%)


+2,3
15,5
17,8
Dec 06'
Dec 07'

Evolution of the efficiency ratio in SME's (%)


-3,0
57,3
54,2
Dec 06'
Dec 07'

bankinter

showing solid results

SME's Profit & Loss account (thous. €)

P & L	Accum. Dec '07	Dif. €	Dif. %
NII and trading income	126.815	36.453	40,3
Net fees	62.926	9.694	18,2
Ordinary income	189.741	46.148	32,1
Operating costs	(102.900)	(20.670)	25,1
Operating income	86.841	25.478	41,5
Loan loss allowances (specific)	(14.138)	(6.605)	87,7
Other	(219)	(193)	Nr
PBT	72.484	18.680	34,7

bankinter

and growth in loans and client deposits

Average loan book growth in SMEs (million €)


+23,4
5.516
6.807
Dec 06'
Dec 07'

Average deposits growth in SMEs (million €)


+21,8
2.238
2.725
Dec 06'
Dec 07'

bankinter

Standing Out

1. Affluents
2. SME's

3. Added Value Products

bankinter

The value of an outstanding brokerage service

Number of orders (Thous.)


+28,2
1.462
1.874
Dec 06'
Dec 07'

Under custody (mill.)


+14,6
16.912
19.376
Dec 06'
Dec 07'

bankinter

A firm bet for bank assurance

Any lending is an opportunity for cross selling

Integration of life insurance in the new mortgage production %


100
80
60
40
20
0

bankinter

Creating value for our clients with innovative products



Number of clients with interest rate hedges
+38,0
32.360
44.671
Dec 06'
Dec 07'

Notional of retail interest rate hedges (mill.€)

	Dec 07	Dif %
Mortgages	1.981	31%
IRS Enterprises	9.172	41%
Investment Clips	948	109%

15.214
Clients with Inv. Clips, +88%

bankinter

2 Results 2007

bankinter

2007, a record year in profits



Net profit (Thous €)
+30,6
+73,6
208.490
272.238
361.863
Dec 06'
Dec 07' ex one offs.*
Dec 07'

bankinter

* One offs 2007 Sale of 50% BK SV, extraordinary expenses, Incorporation of 50% BKCF

... supported by the recurrence of income ...

P&L account adjusted to one-off items

P&L (€ thous.)	Ac Dec '07	Ac Dec '06	Dif. €	Dif. %
Net Interest Income	587.894	473.634	114.260	24,1
Equity Method	41.153	29.623	11.530	38,9
Fees	244.149	217.119	27.030	12,4
Insurance	2.588	1.694	894	-
Trading Income	74.070	97.532	(23.462)	(24,1)
Ordinary Income	949.854	819.602	130.252	15,9
Costs	(492.319)	(407.956)	(84.363)	20,7
Operating Income	457.535	411.646	45.889	11,1
Write-offs & Provisions	(75.633)	(96.898)	21.265	(21,9)
General Allowances	11.575	(5.892)	17.467	-
Other Results	(13.176)	7.480	(20.656)	-
PBT	380.301	316.336	63.965	20,2
PBT Ex - Ence	380.301	300.441	78.860	26,6
Taxes	(107.063)	(107.846)	(217)	0,2
Net income ex- one-offs	272.238	208.490	63.748	30,6
Net Attributed Income	361.863	208.490	153.374	73,6

bankinter

Net interest income shows sustained strength



Net Interest Income excluding dividends (million €)
+24,3
457.280
568.560
Dec 06'
Dec 07'

bankinter

... due to the positive evolution of client deposits ...



Client deposits (million €)
+22,4
18.410
22.541
Dec 06'
Dec 07'

bankinter

... and the sustained growth of credits and loans

Credits and loans (million €)



+18,7
31.654
37.580
Dec 06'
Dec 07'

bankinter

.. despite the evolution of the yield curve ...

Evolution of euribor 3M and 12M moving averages



5%
4%
3%
-20bps
9M07
-36bps
4Q07
e f m a m j j a s o n d
Mov Av. 3Meur
Mov Av. 12Meur

bankinter

... that has affected client margins in 4T07

Evolution of asset yield and cost of liabilities (in %)

Customer spread evolution (in %)



+0,90%
5,22
4,32
3,98
+1,08%
2,9
Cost of liab.
Asset yield
1,96
1,84
Client spread

bankinter

Fee income keeps on growing in a sustained manner

Net fees (thous. €)



217.119
244.149
+12,4
Dec 06'
Dec 07'

(thous. €)	Dec '07	Variation	%
Fees collected	321.183	34.218	11,9
Fees paid	77.034	7.188	10,3

bankinter

Associated companies consolidate their contribution to the Group results

LDA* contribution to results (thous. €)

Results from associates: equity method (thous.€)



+16,5
29.390
34.253
Dec 06'
Dec 07'
+38,9
29.623
41.153
Dec 06'
Dec 07'

*LDA results attributed to the Group

bankinter

Trading results are impacted by market conditions ...

Trading income (thous. €)



97.532
-9,3
81.637
-24,1
74.070
Dec 06'
Dec 06' Ex ence
Dec 07'

bankinter

Improving productivity ...


NII + fee income per employee (thous. €)
Loans per employee (thous. €)
+5,7
+4,3
174
184
7.951
8.296
Dec 06'
Dec 07'
Dec 06'
Dec 07'

bankinter

... despite having expanded significantly the commercial capacity


4.530
619
+13,2%
Centers

bankinter

... expansion, that is reflected in operating expenses


Operating expenses ex - one offs (Thous. €)
+20,7
407.956
492.319
Dec 06'
Dec 07'

bankinter

The cost of credit reflects the shift in the business mix

Thous. €	Dec 07	Variation	Dif. %
Impairment losses	(75.633)	21.265	(21,9)


Impairment charges (thous. €)
16,985
31.773
Dec 06'
Dec 07'
Generic
Specific
0,36%
7pbs

bankinter

All together leads to strong net income growth


Net income ex one offs (million €)
+30,6
208.490
272.238
Dec 06'
Dec 07'

bankinter

... that steps up due to "one off items"


Split down of non recurrent results (thous. €)
272.238
90.511
3.577
(4.462)
361.863
Net profit ex one offs
One off items 3Q
Sale of BKsv 4Q
Extraordinary cost 4Q
Net profit

bankinter

2007: a year of achievements and recognition


bip bip
SGS
Inditex y Bankinter, las mejores
Las empresas españolas se estancan en buen gobierno
Expansión
eurocert
CGC
EMPRESA TOP PARA TRABAJAR '07
BEST WORKPLACES ESPAÑA 2007

bankinter

... in which we have set the foundations for intelligent growth


CapitalOne de Bankinter
MAPFRE
HECHO RELEVANTE
Bankinter aumenta 100 millones sus recursos con una titulización
4.530
619

bankinter

3
Solvency
2007

bankinter

In line with our culture of risk control...


NPL ratio evolution (in %)
10%
8%
6%
4%
2%
0%
Sector
Bankinter

bankinter

...both NPLs and coverage show high levels of asset quality


Evolution of non performing loans and provisions (thous. €)
574.884
531.403
370% coverage
0,36% NPL ratio
93.243
155.269
D06
E
F
M
A
M
J
J
A
S
O
N
D07
NPLs
Provisions

bankinter

Capital ratios keep within the desired levels ...


Capital ratios (in %)
10,03%
3,31
1,39
9,55%
3,23
1,02
Dec'06
Dec'07
Core Capital
Tier I
Tier II

45 mill€ capital increase in Jan'08 (+14pb core)

bankinter

… awaiting the definitive validation of BIS II models

In process of validation by BdE

	PD %	LGD %	BIS I %
Residential mortgages	1,60	12,66	4,00
Other lending individuals	3,99	9,01	8,00
Medium size enterprises	7,43	30,30	8,00
Big enterprises	4,41	30,30	8,00
Very big enterprises	1,11	30,30	8,00

*: Assuming the application without implementation schedule

bankinter

…that will allow a risk adjusted management of capital

Expected capital savings on current solvency ratio (in %)



Savings
15-30%
Savings
0-5%
BIS II
Standard
BIS II
IRB Advanced *

In process of validation by BdE

*: Assuming the application without implementation schedule

bankinter

We count with a well balanced financing structure

Split down of liabilities at amortized cost (billion €)



7,0
6,3
Dec 06'
Dec 07'
Due to Clients
Due to Banks
Marketable securities

Split down of balances due to banks and marketable sec. (in %)



11%
12%
6%
18%
26%
Pagares
ECP
Repos to banks
Senior D
Other
Securitization
Interbank Dep

bankinter

while maintaining a reduced exposure to real estate developers

Split down of the mortgage book by type (in %)



12,9
1st residence
2nd residence
Other
Developers



2,4%

bankinter

Mortgage growth has followed a selective strategy

Residential mortgages annual growth rate evolution (in %)



50%
40%
30%
20%
10%
0%
Bankinter
Sector

bankinter

(*) Sector data as at July 07. Source: AHE

… focused in our target clients,

Evolution of client profiles in new mortgage production (in%)



80%
40%
0%
Book: 85,3%
(High + Medium)
35%
High: 81,0%
in volume
73,7
20 2%
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
High
Medium
Low

bankinter

... of high quality and greater potential,

Average data on the mortgage book by client profile

	% balance	Margin	NPLs	Products per client
High	71,0	0,53	0,14	9,0
Medium	21,5	0,64	0,17	7,9
Low	7,6	0,71	0,24	6,8

bankinter.

That are reflected in the quality of the mortgage book

Mortgage book evolution (mill.€)



+14,1
24.613
28.094
10.014
11.603
Dec 06'
Dec 07'
Non securitized
Securitized

Av. Data on the residential mortgage book

	Book	New production
Average loan (Thous.€)	109,4	193,5
Length (months)	223,0	340,9
% LTV	57,8	62,3
Data in %		
Affordability	30,6	37,1
Margin	0,56	0,47
NPLs	0,17	

bankinter.

4 Summary 2007

bankinter.

Growth

In 2007, the trend of growth of the business consolidates

Quality Results

Quality results of a recurrent nature that are supported by the strength of the net interest income margin and fee income

Investing

While accelerating investments in strategic objectives

High level

and keeping high levels of asset quality, coverage and solvency

Perspectives

2008 : A challenge for the financial sector and a great opportunity for Bankinter


If you think all
banks are the same,
we would like to meet you
bankinter

bankinter.

NEWS RELEASE *From: BANKINTER,S.A.*

Contact: Gloria Ortiz Portero Tel: + 34 91 339 82 56

gortiz@bankinter.es

BANKINTER PAYS ITS THIRD 2007 INTERIM DIVIDEND

Madrid, December 21st 2007 -- BANKINTER, S.A. (OTC Bulletin Board Symbol: BKNTY) announced that on January 5th 2008, it will pay its third 2007 interim dividend of 0,07583100 Euros gross per share representing a net amount of 0,06218142 Euros.

BANKINTER is one of the sixth largest publicly owned banks in Spain. The Bank's American Depositary Shares (ADRs) are traded over-the-counter in the United States.

bankinter.

HECHO RELEVANTE

El Consejo de Administración de Bankinter S.A. en su reunión celebrada hoy, 19 de diciembre de 2007 ha adoptado por unanimidad los siguientes acuerdos:

- Convertir anticipadamente todas las obligaciones convertibles vivas de la "I y la V Emisiones de obligaciones convertibles para empleados de Bankinter", aprobadas en su momento por sendos acuerdos de Junta General de 11 de noviembre de 1998 y de Consejo de Administración de 13 de noviembre de 2002 (en virtud de delegación conferida por la Junta General de 17 de abril de 2002) y que fueron registradas en la CNMV para su admisión a negociación en Bolsa el 17 de noviembre de 1998 y el 20 de diciembre de 2002 respectivamente.

  El acuerdo se ha adoptado en consideración al grado de maduración de ambos programas que ya han cumplido sustancialmente su finalidad de dar acceso a gran parte de la plantilla al capital social de la entidad.

- Aumentar el capital social, como consecuencia de la conversión anticipada de las obligaciones convertibles, mediante la emisión de 9.014.305 acciones de 0,30 euros de valor nominal (lo que representa el 2,27% del capital social actual) representadas mediante anotaciones en cuenta, y suscritas y desembolsadas en su totalidad. La ejecución del acuerdo de ampliación se llevará a cabo en la misma fecha de la conversión de las obligaciones en acciones, el 10 de enero de 2008. Las nuevas acciones se emiten con la exclusiva finalidad de atender a la conversión acordada por lo que no habrá lugar al derecho de suscripción preferente de acuerdo con el artículo 159.4 de la Ley de Sociedades Anónimas. Las acciones serán acciones ordinarias de nueva emisión.

Bankinter S.A.
19 de diciembre de 2007

END